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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)(1)


                               INTELLIGROUP, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                  45816A 10 6
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                                 (CUSIP Number)



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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 45816A 10 6                 13G                      Page 2 of 5 Pages
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Rajkumar Koneru

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Legal permanent resident of the United States.
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                   5  SOLE VOTING POWER
                      2,202,220 (See Item 4)
   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER
 BENEFICIALLY         N/A
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     7  SOLE DISPOSITIVE POWER
    PERSON            2,202,220 (See Item 4)
     WITH          -------------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER
                      N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,202,220
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      20.5%
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12  TYPE OF REPORTING PERSON*

                      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

            The issuer of the securities to which this statement relates is Intelligroup, Inc., a New Jersey corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Issuer's principal executive offices are located at 517 Route One South, Iselin, New Jersey 08830.

ITEM 2(a).  NAME OF PERSON FILING:

            The person filing is Rajkumar Koneru.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business office is Intelligroup, Inc., 517 Route One South, Iselin, New Jersey 08830.

ITEM 2(c).  CITIZENSHIP:

            The citizenship is legal permanent resident of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            The title of the class of securities is common stock, $0.01 par value.

ITEM 2(e).  CUSIP NUMBER:

            The CUSIP number is 45816A 10 6.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Selection of a filing category pursuant to Rules 13d-1(b) or 13d-2(b) is not applicable.

ITEM 4.     OWNERSHIP.

            (a) The number of shares beneficially owned by Rajkumar Koneru is 2,202,220.

            (b)      The percent of the class held by Rajkumar Koneru is 20.5%.

            (c) (i) Rajkumar Koneru has sole power to vote or to direct the vote of 2,202,220 shares, provided, however, that 63,889 of such shares are subject to: (i) the terms and conditions of the Amended and Restated Indemnification Agreement (the "Agreement") dated as of July 16, 1996, by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, on the one hand, and the Issuer, on the other; (ii) the Pledge Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli; and
                      (iii) the Escrow Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, the Issuer and the Escrow Agent, defined therein.

               (ii) The shared power to vote or to direct the vote of shares is not applicable.

               (iii)  Rajkumar Koneru has sole power to dispose or to direct the disposition of 2,202,220 shares, provided, however, that 63,889 of such shares are subject to: (i) the terms and conditions of the Amended and Restated Indemnification Agreement (the "Agreement") dated as of July 16, 1996, by and among each of Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, on the one hand, and the Issuer, on the other; (ii) the Pledge Agreement, as contemplated by the Agreement, dated as of September 26, 1996 by Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli; and
                      (iii) the Escrow Agreement, as contemplated by the Agreement, dated as of
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                        September 26, 1996 by and among each of Ashok Pandey,
                        Rajkumar Koneru and Nagarjun Valluripalli, the Issuer and the Escrow Agent, defined therein.

                (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                The ownership of five percent or less of a class is not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                The ownership of more than five percent on behalf of another person is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                The identification and classification of members of a group is not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                The notice of dissolution of a group is not applicable.

ITEM 10.        CERTIFICATION.

                The certification regarding Rule 13d-1(b) is not applicable.
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






January 28, 1997                              /s/ Rajkumar Koneru
                                        ---------------------------------------
                                              Rajkumar Koneru (Shareholder)



        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

                Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)